Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Meet New Charter website.

http://meetnewcharter.com/mso-of-the-year/

MSO OF THE YEAR
August 10, 2015/in News /
Originally appeared in CableFax Magazine
[http://accessintelligence.imirus.com/Mpowered/book/vcabfax15/i3/p6]

By: Amy Maclean
July 2015

You might think Charter received our MSO of the Year honor because of its proposed Time Warner Cable and Bright House deals. And while those transactions are impressive, Charter got here by operational expertise. It’s a very different company than just a couple years ago-digitizing its network, pumping up Internet speeds, adding more HD channels than satellite and rolling out a cloud-based guide. And the work is paying off, with Charter actually growing its expanded video subscriber base last year.

For Charter to go from bankruptcy to where it is today-poised to become the country’s second largest cable operator-earns it the title of come-back kid. “When I joined the company, I had a view that it was a diamond in the rough,” says Tom Rutledge, who took over as CEO in February 2012. There were a lot areas to tackle, but improving pricing and packages as well as quality of service topped the list.

“One of the first things we did was we walked out the entire 200,000 miles of Charter physical infrastructure and did an inventory of all the plant. We created a series of projects and went back and did all the deferred maintenance that had been missed during the long process of restructuring.” Rutledge explains. From there, came Charter’s all-digital project, which tied in nicely to new packages and promotions.

Along the way came the addition of 7,000 new employees and construction of brand new call centers as the MSO brought jobs back to the States. “Everyone at Charter knows the customer service capability is the key differentiator for us. We’ve been investing in people, training and improving our quality and craftsmanship throughout the organization,” Rutledge says.

But while Charter may have been changing internally, it had to convince customers who’d grown accustomed to substandard HD offerings and slow Internet speeds that it really was a new MSO. “We went from 50 channels of high definition to over 200. We took our data speeds from 10 megabits to 60 megabits and in some cases 100 megabits, and we improved all the features on our voicemail product. It’s really about doing the work first.” Rutledge says. To help crystallize the change in direction. Charter rolled out its Spectrum brand.

“Our work to be the best is never over, but every once in a while we take the time to look at how far we’ve come before we begin the hard work of becoming even better. It starts with our entire management team and the confidence we have in all Charter employees,” says Charter COO John Bickham.

Charter hasn’t always followed the traditional path. When other MSOs were ramping up social media efforts, Charter pulled back. As Comcast rolled out its X1 platform, Charter focused on its cloud-based video delivery system that works on legacy digital set-tops as well as its new Worldboxes. Rutledge chalks up the different approaches to different circumstances. “When I was looking at Charter and trying to figure out how to make it more successful, we went to the fundamentals of service-blocking and tackling,” he says, describing how maintenance projects had to come first. “It doesn’t mean we don’t think social media isn’t a great opportunity. But it wasn’t our focus initially.”

As for Charter’s cloud-based guide, it actually has a lot of similarities to Comcast’s X1. But it allows Charter to get to market more quickly than it could otherwise. “We took a strategy that was right for Charter and consistent with our all digital strategy of putting a 2-way box at every outlet. [We’re] having a guide that could be managed from the cloud and capable of being received by every 2-way box we’ve ever deployed and every modem and every device a consumer brings on their own,” Rutledge says. “We were starting from a different place.”

Taking Time Warner Cable completely digital will be a priority if/when the merger is approved. Given the playback at Charter and his past at Cablevision, Rutledge feels confident the company will fit right into the fold. While Charter will benefit from increased scale, there’s also some hope that having another large MSO will be good for cable in general. “It will be a place where content companies, technology vendors, etc. can come experiment and develop product that may not be the same products that exist in other parts of the industry.” Rutledge says. ”That ability to have more than one place to do that will allow more innovation in the cable industry than would otherwise occur.”

Fast Facts

•	Charter’s slowest broadband tier is 60 Mbps.

•	The MS0 grew its expanded video sub base by 76,000 in 2014.

•
New Charter, featuring the combination of Time Warner Cable and Bright House, plans to deploy more than 300,000 out-of-home WiFi access points. It also will build out one million line extensions and invest at least $2.5 billion in commercial areas.

Click here for more [http://accessintelligence.imirus.com/Mpowered/book/vcabfax15/i3/p6]

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Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.